SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Hubspot, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

443573100

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No: 443573100	Page 2 of 8

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matrix Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

[1]	This Schedule 13G is filed by Matrix Partners VIII, L.P. (“Matrix VIII”); Matrix VIII US Management Co., L.L.C. (“Matrix VIII US MC”), the general partner of Matrix VIII; and David Skok (“Mr. Skok”), Managing Member of Matrix VIII US MC (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No: 443573100	Page 3 of 8

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matrix VIII US Management Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒[2]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,094[3]
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 9,094[3]
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,094[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%[4]
12	TYPE OF REPORTING PERSON* OO

[2]	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[3]	Represent 9,094 shares held by Matrix VIII US MC (the “Matrix VIII US MC Shares”). Mr. Skok is a managing member of Matrix VIII US MC and has sole voting and dispositive power with respect to the Matrix VIII US MC Shares. The Reporting Persons disclaim beneficial ownership of the Matrix VIII US MC Shares, except to the extent of their respective pecuniary interest therein.
[4]	This percentage is calculated based upon 35,608,553 shares of the Issuer’s common stock outstanding as of October 28, 2016.

CUSIP No: 443573100	Page 4 of 8

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Skok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒[5]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,638[6]
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 34,638[6]
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,638[6]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%[7]
12	TYPE OF REPORTING PERSON* IN

[5]	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[6]	Includes the Matrix VIII US MC Shares, and 25,544 shares held directly by Mr. Skok. Mr. Skok is a managing member of Matrix VIII US MC and has sole voting and dispositive power with respect to the Matrix VIII US MC Shares and the shares he holds directly. The Reporting Person disclaims beneficial ownership of the Matrix VIII US MC Shares, except the extent of his pecuniary interest therein.
[7]	This percentage is calculated based upon 35,608,553 shares of Issuer’s common stock outstanding as of October 28, 2016.

CUSIP No: 443573100	Page 5 of 8

ITEM 1(A).	NAME OF ISSUER

Hubspot, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

25 First Street, 2nd Floor
Cambridge, MA 02142

ITEM 2(A).	NAME OF PERSONS FILING

Matrix Partners VIII, L.P. (“Matrix VIII”)
Matrix VIII US Management Co., L.L.C. (“Matrix VIII US MC”)
David Skok (“Mr. Skok”)

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

c/o Matrix Partners
101 Main Street, 17th Floor
Cambridge, MA 02142

ITEM 2(C).	CITIZENSHIP

Matrix VIII: Delaware limited partnership
Matrix VIII US MC: Delaware limited liability company
Mr. Skok: Ireland

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value per share (the “Common Stock”)

ITEM 2(E).	CUSIP NUMBER

443573100

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned:

As of December 31, 2016: Matrix VIII US MC was the record holder of 9,094 shares of Common Stock (the “Matrix VIII MC Shares”) and Mr. Skok was the record holder of 25,544 shares of Common Stock.

Mr. Skok, as managing member of Matrix VIII US MC, has sole voting and dispositive power over the Matrix VIII US MC Shares and the shares he holds directly.

(b)	Percent of Class:

Matrix VIII: 0%
Matrix VIII US MC: 0%
Mr. Skok: 0.1%

(c)	Number of shares as to which such person has:

CUSIP No: 443573100	Page 6 of 8

(i)	Sole power to vote or to direct the vote:

Matrix VIII: 0
Matrix VIII US MC: 9,094
Mr. Skok: 34,638

(ii)	Shared power to vote or to direct the vote:

Matrix VIII: 0
Matrix VIII US MC: 0
Mr. Skok: 0

(iii)	Sole power to dispose or to direct the disposition of:

Matrix VIII: 0
Matrix VIII US MC: 9,094
Mr. Skok: 34,638

(iv)	Shared power to dispose or to direct the disposition of:

Matrix VIII: 0
Matrix VIII US MC: 0
Mr. Skok: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Each of the Reporting Persons Expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No: 443573100	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2017

MATRIX PARTNERS VIII, L.P.

By:	Matrix VIII US Management Co., L.L.C., its General Partner

By:	/s/ David Skok
David Skok, Authorized Member

MATRIX VIII US MANAGEMENT CO., L.L.C.

By:	/s/ David Skok
David Skok, Authorized Member

/s/ David Skok
David Skok

CUSIP No: 443573100	Page 8 of 8

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 1, 2017

MATRIX PARTNERS VIII, L.P.

By:	Matrix VIII US Management Co., L.L.C., its General Partner

By:	/s/ David Skok
David Skok, Authorized Member

MATRIX VIII US MANAGEMENT CO., L.L.C.

By:	/s/ David Skok
David Skok, Authorized Member

/s/ David Skok
David Skok